# HellerEhrman

RECEIVED

2007 MAY 29 A 5:12

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 23, 2007


Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200


07023837

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Attention Filer Support
Mail Stop 1-4

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

Ladies and Gentlemen:

**SEC FILE NO. 82-3648**

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the Appointment of Independent Financial Adviser, dated May 18, 2007, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on May 21, 2007.

The part of the enclosed document that is in Chinese substantially restates the information appearing elsewhere in English.

dlw 5/29

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed and stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

19056\0001\40sec.doc

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

# Techtronic Industries Co. Ltd.

*(Incorporated in Hong Kong with limited liability)*
**(Stock Code: 669)**

## APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee of TTI, comprising the three independent non-executive directors of TTI, who are independent of the Offeror and its Concert Parties, has been established since 14 May 2007.

The Board announces that N. M. Rothschild & Sons (Hong Kong) Limited has been appointed as the independent financial adviser in respect of the Offer.

Reference is made to the announcement dated 14 May 2007 jointly published by Cordless Industries Inc. (the Offeror) and TTI in respect of a mandatory conditional general offer made by Platinum Securities Company Limited, on behalf of the Offeror, to acquire all of the issued shares in the capital of TTI not already owned by the Offeror and its Concert Parties (the "**Joint Announcement**"). Unless otherwise defined, the terms used in this announcement shall have the same respective meanings as in the Joint Announcement.

An independent board committee of TTI (the "**Independent Board Committee**"), comprising the three independent non-executive directors, namely Mr. Christopher Patrick Langley OBE (Chairman), Mr. Joel Arthur Schleicher and Mr. Manfred Kuhlmann, who all are independent of the Offeror and its Concert Parties, has been established since 14 May 2007 to advise the TTI Shareholders in respect of the Offer. The one non-executive director of TTI, namely Mr. Vincent Ting Kau Cheung, has not been appointed to the Independent Board Committee as he is a consultant in the law firm of Vincent T.K. Cheung, Yap & Co. which is acting as the Hong Kong legal adviser to TTI.

The board of directors of TTI (the "**Board**") is pleased to announce that, pursuant to Rule 2.1 of the Code, N. M. Rothschild & Sons (Hong Kong) Limited has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the Offer. The appointment of N. M. Rothschild & Sons (Hong Kong) Limited as the independent financial adviser had been approved by the Independent Board Committee on 18 May 2007. A copy of the letter of advice from N. M. Rothschild & Sons (Hong Kong) Limited to the Independent Board Committee regarding the Offer will be included in the Composite Document which is required to be despatched to the TTI Shareholders within 21 days of the date of the Joint Announcement under Rule 8.2 of the Code.

**WARNING: TTI Shareholders and investors generally should exercise caution when dealing in the securities of TTI.**

For and on behalf of
**Techtronic Industries Company Limited**
**Chi Chung Chan**
*Group Executive Director*

Hong Kong, 18 May 2007

*As at the date of this announcement, the Group Executive Directors of TTI are Mr. Horst Julius Pudwill (Chairman), Dr. Roy Chi Ping Chung JP (Vice Chairman), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill; the Non-executive Director of TTI is Mr. Vincent Ting Kau Cheung; and the Independent Non-executive Directors of TTI are Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley OBE and Mr. Manfred Kuhlmann. The directors of TTI jointly and severally accept full responsibility for the accuracy of the information in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of their statements in this announcement misleading.*

TTi

# 創科實業有限公司

*(於香港註冊成立之有限公司)*

(股份代號：669)

## 委任獨立財務顧問

> 創科實業獨立董事委員會(由創科實業三名獨立非執行董事組成)已自二零零七年五月十四日起成立，彼等均獨立於收購人及其一致行動人士。
>
> 董事會宣佈，已就收購建議委任洛希爾父子(香港)有限公司為獨立財務顧問。

茲提述Cordless Industries Inc.(收購人)與創科實業就有關百德能證券有限公司代表收購人提出強制性有條件全面收購建議以收購收購人及其一致行動人士尚未擁有之創科實業股本中之全部已發行股份而於二零零七年五月十四日聯合刊發之公告(「聯合公告」)。除文義另有所指外，聯合公告所界定之詞彙應與本公告所用者具有相同涵義。

創科實業獨立董事委員會(「**獨立董事委員會**」)由創科實業三名獨立非執行董事，即Christopher Patrick Langley先生OBE(主席)，Joel Arthur Schleicher先生及Manfred Kuhlmann先生組成，已自二零零七年五月十四日起成立，就收購建議向創科實業股東提供意見，彼等均獨立於收購人及其一致行動人士。創科實業的一名非執行董事，即張定球先生，未被委任至獨立董事委員會，因彼為創科實業之香港法律顧問張葉司徒陳律師事務所之顧問。

創科實業董事會(「**董事會**」)欣然宣佈，根據守則第2.1條，洛希爾父子(香港)有限公司已獲委任為獨立財務顧問，以就收購建議向獨立董事委員會提供意見。委任洛希爾父子(香港)有限公司為獨立財務顧問已於二零零七年五月十八日獲獨立董事委員會批准。洛希爾父子(香港)有限公司有關收購建議之意見函件複本將載於根據守則第8.2條，須於聯合公告日期二十一日內寄發予創科實業股東之綜合文件內。

**務請注意：創科實業股東及投資者在買賣創科實業證券時，務請審慎行事。**

承董事會命
**創科實業有限公司**
**陳志聰**
*集團執行董事*

香港，二零零七年五月十八日

*於本公告日期，創科實業之集團執行董事為Horst Julius Pudwill先生(主席)、鍾志平博士太平紳士(副主席)、陳建華先生、陳志聰先生及Stephan Horst Pudwill先生；創科實業之非執行董事為張定球先生；及創科實業之獨立非執行董事為Joel Arthur Schleicher先生、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。創科實業之董事共同及個別對本公告所載資料之準確性承擔一切責任，並在作出一切合理查詢後確認，就彼等所深知，本公告中所載之意見乃經過審慎周詳之考慮後始作出，並且本公告並無遺漏任何其他事實，致使本公告所載任何聲明產生任何誤導。*

END